FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

March 2, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-26068

Dear Mr. Gilmore:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated January 25, 2016 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”), and Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015 (the “Form 10-Q”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this Letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “ACTG-002” through “ACTG-009.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

ACTG-002
General

1.
We note from your disclosure on page F-12 of your Form 10-K for the fiscal year ended December 31, 2014 that goodwill is tested for impairment on an annual basis on December 31st. Please tell us the methods and assumptions used in your annual goodwill impairment test as of December 31, 2015. In that regard, please also tell us your basis and reasons for using the methods and assumptions in estimating the fair value of reporting units.

Note: In a telephonic discussion with the Staff on February 4, 2016, the Staff requested that we include in our responses below information regarding the timing of any patent portfolio and or goodwill impairment charges.
Company Response:
The Company conducted its quarterly patent portfolio impairment review and annual goodwill impairment testing as of December 31, 2015, resulting in patent portfolio impairment charges of $74.7 million and goodwill impairment charges of $30.1 million in the fourth quarter of 2015. Significant events occurred in the fourth quarter of 2015 resulting in changes in estimates and judgements utilized in the respective impairment analyses, resulting in the impairment charges occurring in the fourth quarter of 2015 as follows:

◦
Significant adverse legal outcomes and changes in legal factors. In December 2015, we announced that our subsidiary Adaptix, Inc. received a jury verdict in its case against Alcatel Lucent USA, Inc., AT&T Mobility LLC, Cellco Partnership, and Sprint Spectrum L.P. The jury returned a verdict that the asserted claims of the applicable patents in suit were invalid and non-infringed. As an immediate result, damages sought by Adaptix from the defendants in the Adaptix v. ALU case were deemed to be no longer realizable.

In addition, in connection with our patent portfolio and goodwill impairment reviews, management considered the impact of the Adaptix loss on our estimates of future cash flows that could be realized from future licensing and enforcement activities for the Adaptix portfolio, as well as for other unrelated but similarly situated patent portfolios. Estimates of future cash flows for the Adaptix portfolio and other similarly situated portfolios were reduced in the fourth quarter of 2015, in connection with changes in our estimates of likely future cash inflows from licensing and enforcing these portfolios, our assessment of probabilities of realization of estimated cash flows given the loss in the Adaptix trial, and the implications of the loss for future enforcement activities for the Adaptix portfolio and similarly situated portfolios. Prior to the Adaptix trial loss in December 2015, due to the absence of any significant adverse legal outcomes or changes in legal factors, expected future cash flows for these portfolios were higher. The loss of the Adaptix trial also exacerbated the consistent gradual decline in our stock price subsequent to the adverse jury verdict in late December 2015, as discussed below.

ACTG-003

◦
Consistent gradual decline in the Company’s stock price: Historically, the Company's stock price has been volatile, and the volatility continued during fiscal 2015, declining from $16.72 as of January 2, 2015, to $4.29 as of December 31, 2015, a 74% decline. In addition, subsequent to December 31, 2015, the Company's stock price volatility has continued, trending downward to $3.09 as of February 29, 2016. As disclosed in our September 2015 10-Q, our stock price, despite its recovery as of September 30, 2015, recommenced its downward trend subsequent to September 30, 2015. As of September 30, 2015, management continued to assess the decline as temporary for reasons consistent with its assessment as of June 30, 2015, as discussed below. In the fourth quarter of 2015, given the continued decline through to December 31, 2015, and the impact of the December 2015 Adaptix trial loss, the gradual consistent decline in our stock price was deemed to be sustained, and hence indicative of the reduced estimated fair value of the Company as reflected in our lower overall market capitalization.

◦
Changes in Company Management and Resource Allocations. On December 21, 2015, several days after the loss of the Adaptix v. ALU trial referred to above, Matthew Vella, Chief Executive Officer, President and a director of the Company notified the board of directors of the Company of his intent to resign as Chief Executive Officer, President and as a director, effective immediately. A new interim CEO was appointed. In connection with certain resource allocation changes within the organization given the change in management, headcount reductions and internal staff optimization efforts have occurred, which led to changes with respect to estimates of which patent portfolios we intend to continue to allocate licensing and enforcement resources to in future periods. As such, certain patent portfolio programs were selected for termination due to a decision to no longer allocate resources. In addition, changes in estimates regarding the best and highest use of certain patent portfolios were made, resulting in reductions in estimated future cash flows and related patent portfolio impairment charges.

December 31, 2015 Patent Portfolio and Goodwill Impairment Testing
Pursuant to ASC 350, if goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group), in our case our patent portfolios, are to be tested for impairment before goodwill. Our year end impairment analysis will be discussed below pursuant to this prescribed hierarchy for testing, which was employed in connection with our year end 2015 impairment testing.
Patent Portfolio Impairment testing Under ASC 360 - December 31, 2015:
We review long-lived assets and intangible assets for potential impairment annually (quarterly for patents) and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss is recorded equal to the excess of the asset’s carrying value over its fair value. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

ACTG-004
We performed an impairment analysis for our patents as of December 31, 2015, utilizing the assistance of a third-party valuation specialist, resulting in $74.7 million of patent portfolio impairment charges as follows:

	Amount	%	Note Reference
Adaptix Portfolio	[***]	[***]	A
Med Tech Portfolio	[***]	[***]	B
Other	[***]	[***]	C
	$74,731,577	100%

Note A: In December 2015, we announced that our subsidiary Adaptix, Inc. received a jury verdict in its case against Alcatel Lucent USA, Inc., AT&T Mobility LLC, Cellco Partnership, and Sprint Spectrum L.P., lead case 6:12-cv-00022 pending in the Eastern District of Texas. The jury returned a verdict that the asserted claims of U.S. Patent No. 6,870,808 were invalid and non-infringed. The Adaptix trial loss resulted in a reduction in estimated revenues for the Adaptix portfolio expected to be realized from future licensing and enforcement activities, leading to impairment charges on the portfolio in the fourth quarter of 2015. The impairment charges stem from the December 2015 Adaptix trial loss referenced above, and the estimated impact that the loss has on our estimates of future realizable cash flows.
Note B: Management considered the impact of the Adaptix loss on our estimates of future cash flows that could be realized from future licensing and enforcement activities for other unrelated but similarly situated patent portfolios. Estimates of future cash flows for this portfolio were reduced in part in connection with our assessment of probabilities of realization given the loss in the Adaptix trial in December 2015. Prior to the Adaptix trial loss in December 2015, expected future cash flows for these portfolios were higher.
Note C: Includes the book value of certain portfolios for which, in the fourth quarter of 2015, we lost a trial decision or incurred other setbacks in the litigation, leading to a reduction in or elimination of expected future revenues. In addition, headcount reductions and internal staff optimization efforts lead to changes with respect to which patent portfolios we intend to allocate licensing and enforcement resources to in future periods. As such, certain portfolio programs were selected for termination due to a decision to no longer pursue or allocate resources, resulting in a write-off of the remaining 12/31/15 carrying value.
Goodwill Impairment Testing Methods and Assumptions Under ASC 350 - December 31, 2015.
At December 31, 2015, the goodwill balance totaled $30.1 million. Goodwill is tested for impairment at our single reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.
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ACTG-005
Factors considered important, which could trigger an impairment review, include the following:

•	significant consistent gradual decline in the Company's stock price for a sustained period;

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of assets or the strategy for the Company's overall business;

•	significant negative industry or economic trends; and

•	significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments.

The Company considers its market capitalization and other valuation techniques, as applicable, when estimating fair value for goodwill impairment tests. When conducting annual and interim goodwill impairment assessments, the Company initially performs a qualitative evaluation (considering factors described above as applicable) of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, a two-step impairment test is applied. The two-step impairment test first compares the estimated fair value of the Company's single reporting unit to its carrying or book value. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and there is no requirement to perform further testing. If the carrying value of the reporting unit exceeds its estimated fair value, the Company is required to determine the estimated implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its estimated implied fair value, then an impairment loss equal to the difference is recorded in the consolidated statements of operations.

In connection with our annual goodwill impairment testing for 2015, we identified several qualitative factors triggering an impairment review, as described above, including 1) significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments, 2) significant consistent gradual decline in the Company's stock price for a sustained period; and 3) significant changes in the manner of use of assets or the strategy for the Company's overall business.
At December 31, 2015, we utilized the following methods and assumptions in our annual goodwill impairment testing:

•
At December 31, 2015, the initial qualitative assessment included consideration of the impact of the downward volatility in our stock price, concluding that as of December 31, 2015 the consistent gradual decline in the Company’s stock price had continued through to December 31, 2015 and was therefore deemed to be sustained. At June 30, 2015 and September 30, 2015, the decline was deemed to be temporary for the reasons outlined in previous response letters and summarized below. We also considered the impact of the December 2015 Adaptix trial loss on our stock price and related estimates of fair value for the remaining Adaptix opportunities and opportunities associated with similarly situated patent portfolios. Based on our assessment of these factors, we determined that it was more likely than not that goodwill was impaired, constituting a triggering event requiring a goodwill impairment test (performing Step 1 and Step 2) as of December 31, 2015.

ACTG-006

•
We performed our patent portfolio impairment test first, pursuant to the prescribed hierarchy of testing under ASC 350, as described above. We utilized the assistance of a third-party valuation specialist in completing this portion of the analysis.

•
We conducted the first step of the goodwill impairment test for our single reporting unit as of December 31, 2015, prepared with the assistance of a third-party valuation specialist. Consistent with the June 30, 2015 interim goodwill impairment analysis, we utilized the market capitalization plus cost synergies approach to estimate the fair value of the Company. The estimated market capitalization was determined by multiplying our stock price and the common shares outstanding as of December 31, 2015. This approach was deemed appropriate based on the guidance set forth in ASC 360- 35-22, which states that, “the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.” Given the sustained decline in the Company’s market capitalization, in management’s estimate, the Company’s market capitalization plus an estimate of cost synergies as described below, was a reasonable method for estimating the fair value of the Company.

ASC 360-35-23 also states that, “….the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” In this regard, management also considered a control premium in its estimate of fair value for our single reporting unit. For valuation purposes, in a hypothetical control transaction the buyer expects to remove redundant costs when combining operations with the target. The fair value of these expense items (based on estimated/forecasted SG&A expenses) were estimated using a Discounted Counted Cash Flow method (“DCF”) as market participant assumptions. We considered the nature, timing, and magnitude of these adjustments. For the purpose of our analysis, a relevant market participant was determined to be competitors that encompass a pool of strategic buyers and sellers in the patent enforcement and licensing industry. The cost synergies were estimated based on the cost savings which could be achieved if the Company was acquired by a competitor in the same operating business. A discount rate of [***] was utilized, including a company-specific risk premium of [***] in the DCF, representing risks associated with realizing the cost synergies. The DCF assumed that [***] of the total cost savings could be paid through negotiation between buyer and seller.

•
Based on the analysis utilizing the market capitalization plus cost synergies approach, the estimated fair value of the reporting unit of $252 million did not exceed its carrying value of $343 million, as of December 31, 2015, and therefore, goodwill was determined to be more likely than not, impaired.

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ACTG-007

•
Step 2 of the goodwill impairment analysis was prepared with the assistance of a third-party valuation specialist. The purpose of step 2 of the analysis was to determine the estimated fair value of the assets and liabilities of our reporting unit, in order to determine the implied fair value of goodwill for the reporting unit. Based upon the analysis performed, the estimated fair value of identifiable assets of [***] exceeded the estimated fair value of total assets of $288 million, resulting in a difference between the implied fair value of goodwill and the historical carrying value of goodwill. As a result, we recognized a goodwill impairment charge totaling $30.1 million in the fourth quarter of 2015.

Consideration of Timing of Goodwill Impairment Charge - 2015 Chronology:
June 30, 2015 Goodwill Impairment Assessment. At June 30, 2015, we assessed the impact of the then, recent downward volatility in our stock price and concluded that the decline constituted a triggering event requiring an interim goodwill impairment test as of June 30, 2015. We conducted the initial qualitative step of the goodwill impairment test for our single reporting unit as of June 30, 2015, comparing the market capitalization as of June 30, 2015, totaling $447 million, to the carrying value of our single reporting unit of $470 million, noting a deficit of $23 million, or 5%. As described in our letter dated August 10, 2015, in January 2015, we experienced a decline in stock price due to a market overreaction and misunderstanding in connection with an adverse event impacting a patent portfolio licensing program, and as of June 2015, the continued decline in stock price reflected this overreaction and other factors unrelated to our business and future prospects. There were no fundamental changes in the business or future prospects of the Company since March 31, 2015, when the market capitalization was $546 million, or since December 31, 2014, when the market capitalization was $848 million. As such, management furthered the analysis (step 1) of the market capitalization to include consideration of a control premium in a hypothetical sale of the Company as of June 30, 2015. The resulting market capitalization as of June 30, 2015 of $447 million, plus control premium amount of $42 million was $490 million, approximately 4% above the June 30, 2015 carrying value, resulting in no indication of impairment as a result of the performance of the step one analysis as of June 30, 2015. Management determined that there was no impairment at June 30, 2015 based on this estimate.
As described in our letter dated August 10, 2015, and in an effort to confirm management’s position with respect to no fundamental or material changes in the business as of June 30, 2015, management furthered its step 1 analysis, working with a third-party independent valuation specialist to include an estimation of fair value for the enterprise based on a discounted cash flow analysis. The estimated fair value of our single reporting unit resulting from the utilization of the income valuation approach was estimated to be [***] or [***] above the June 30, 2015 carrying value of the net assets, resulting in no indication of impairment as a result of the performance of step one as of June 30, 2015. The discounted cash flow analysis supported our overall conclusion that there was no impairment as of June 30, 2015.

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ACTG-008
September 30, 2015 Goodwill Impairment Analysis Update. There was no triggering event identified as of September 30, 2015, as our market capitalization exceeded the carrying value of our single reporting unit, due to our stock price recovering from the second quarter 2015 lows, resulting in a determination that no further impairment analysis was needed at September 30, 2015. However, we updated the quantitative impairment assessment described above, and related disclosures in our third quarter 10-Q as of September 30, 2015, conducting the first step of the goodwill impairment test described above for our single reporting unit as of September 30, 2015. The fair value of the reporting unit exceeded its carrying value as of September 30, 2015, and therefore goodwill was determined to not be impaired as of September 30, 2015. At September 30, 2015, fair value was estimated using the market capitalization plus cost synergies approach, consistent with the approach used at June 30, 2015. The market capitalization and fair value estimate was approximately $460.8 million as of September 30, 2015. When considering an estimated control premium based on estimated cost synergies that could be realized by an acquirer in a hypothetical sale of the company, the estimated fair value increased to $502.8 million, resulting in an excess fair value estimate of $63.3 million or 14%.
Third Quarter 10-Q Trend and Sensitivity Related Disclosures. Please note the following disclosures provided in our third quarter 2015 10-Q (Item 1. Page 12 and Item 2. page21):
“Utilization of our market capitalization in the first step of the analysis to estimate the fair value of the Company for the purpose of assessing the recoverability of goodwill is significantly impacted by our stock price at the measurement date. Historically, our stock price has been volatile, and this volatility has continued for the periods reflected herein, ranging from $7.88 to $17.22 during the 2015 periods. In addition, subsequent to September 30, 2015, our stock price volatility has continued, trending downward to $6.91 as of November 3, 2015. If the first step of the analysis was performed using the market capitalization approach as of November 3, 2015, the fair value estimate would have been approximately $350.6 million, resulting in a deficit of $88.9 million or 20% when compared to our September 30, 2015 carrying value. If the first step of the analysis was performed using the market capitalization plus control premium approach on the same date, the fair value estimate would have been $392.6 million, resulting in a deficit of $46.9 million or 11% when compared to our September 30, 2015 carrying value.”
“If this downward stock price movement since September 30, 2015 were deemed to be sustained and/or other-than-temporary, we may fail the first step of the goodwill impairment analysis using the market capitalization measurement approach and market capitalization plus cost synergies approach in future periods. As of the date of this report, management believes that the decline in our stock price subsequent to September 30, 2015 is temporary, based on the historical volatility of our stock price and management's belief that there have been no material changes to the estimates, judgments and assumptions underlying our estimates of fair value of the Company, subsequent to September 30, 2015. However, as of the filing date of this report, our operating subsidiaries have in excess of 10 patent infringement cases with a scheduled trial date in the next six months (refer to our website for additional information). It is difficult to predict the outcome of patent enforcement litigation at the trial level, and outcomes can be unfavorable. An unfavorable outcome in certain of the litigations scheduled to occur in the next six months could materially impact our stock price (potentially resulting in an other-than-temporary-decline) and could materially reduce expected estimated future cash flows, which could materially reduce estimates of fair value in future periods. If, in future periods it is determined by the first step of the two-step impairment analysis that the carrying value of the reporting unit exceeds its fair value, we are required to determine the implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference would be recorded in the consolidated statements of operations…….”

ACTG-009
As of December 31, 2015, our stock price was $4.29 reflecting the continued and sustained (i.e. no longer estimated to be temporary) downward volatility in our stock for the 12 month period ended December 31, 2015. In addition, our Adaptix subsidiary received an unfavorable verdict in its patent infringement case against Alcatel Lucent in December 2015, further exacerbating the stock price decline subsequent to the verdict, as described earlier. As a result, we changed our assessment of the impact of the stock price decline on the estimated fair value of the Company. Given the duration and severity of the sustained stock price decline as of December 31, 2015, and the impact of the Adaptix trial loss on the stock price in December 2015, management changed its assessment of the decline in stock price from temporary to a consistent gradual and sustained decline as of December 31, 2015. Management employed the approach summarized above with respect to the December 31, 2015 impairment review, noting that goodwill was impaired in the fourth quarter of 2015.
We acknowledge that:
•we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead